
May 28, 2015

Thomas A. Fanning
Chairman, President and Chief Executive Officer
The Southern Company
30 Ivan Allen Jr. Boulevard, N.W.
Atlanta, Georgia 30308

     Re: **The Southern Company**
          Alabama Power Company
          Georgia Power Company
          Gulf Power Company
          Mississippi Power Company
          Southern Power Company
          Form 10-K for the Fiscal Year Ended December 31, 2014
          Filed March 2, 2015
          File Nos. 1-03526, 1-03164, 1-06468, 1-31737, 1-11229, 333-98553

Dear Mr. Fanning:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Jennifer Thompson

          Jennifer Thompson
          Accounting Branch Chief